Exhibit 99.1

Name of the Company	VEDANTA LIMITED
Date of the AGM/EGM	14-07-2017
Total number of shareholders on record date	525349
No. of shareholders present in the meeting either in person or through proxy:
Promoters and Promoter Group:	4
Public:	273
No. of Shareholders attended the meeting through Video Conferencing
Promoters and Promoter Group:	Not Applicable
Public:	Not Applicable

Resolution No.	1

Resolution required: (Ordinary/ Special)	To receive, consider and adopt the Audited Financial Statements (standalone & consolidated) of the Company for the financial year ended March 31, 2017 along with the reports of the Directors and Auditors thereon. - Ordinary Business

Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1764393780	1764321120	99.9959	1764321120	0	100.0000	0.0000
	Poll		0	0.0000	00	0	0.0000	0.0000
	Postal Ballot (if applicable)		0	0.0000	00	0	0.0000	0.0000

	Total		1764321120	99.9959	1764321120	0	100.0000	0

Public- Institutions	E-Voting	1155282432	869608076	75.2723	869217102	390974	99.9550	0.0450
	Poll		0	0.0000	00	0	0.0000	0.0000
	Postal Ballot (if applicable)		0	0.0000	00	0	0.0000	0.0000

	Total		869608076	75.2723	869217102	390974	99.9550	0.0450

Public- Non Institutions	E-Voting	797518027	169407868	21.2419	169407148	720	99.9996	0.0004
	Poll		320530	0.0402	320530	0	100.0000	0.0000
	Postal Ballot (if applicable)		0	0.0000	00	0	0.0000	0.0000

	Total		169728398	21.2821	169727678	720	99.9996	0.0004

	Total	3717194239	2803657594	75.4240	2803265900	391694	99.9860	0.0140

Resolution No.	2

Resolution required: (Ordinary/ Special)	To confirm the First Interim Dividend of INR 1.75 per equity share and Second Interim Dividend of INR 17.70 per equity share already paid for the financial year ended March 31, 2017. - Ordinary Business

Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1764393780	1764321120	99.9959	1764321120	0	100.00	0.0000
	Poll		0	0.0000	00	0	0.00	0.0000
	Postal Ballot (if applicable)		0	0.0000	00	0	0.00	0.0000

	Total		1764321120	99.9959	1764321120	0	100.00	0

Public- Institutions	E-Voting	1155282432	918142868	79.4735	917999868	143000	99.9844	0.0156
	Poll		0	0.0000	00	0	0.0000	0.0000
	Postal Ballot (if applicable)		0	0.0000	00	0	0.0000	0.0000

	Total		918142868	79.4735	917999868	143000	99.9844	0.0156

Public- Non Institutions	E-Voting	797518027	169407828	21.2419	169406818	1010	99.9994	0.0006
	Poll		320530	0.0402	320530	0	100.0000	0.0000
	Postal Ballot (if applicable)		0	0.0000	00	0	0.0000	0.0000

	Total		169728358	21.2821	169727348	1010	99.9994	0.0006

	Total	3717194239	2852192346	76.7297	2852048336	144010	99.9950	0.0050

Resolution No.	3

Resolution required: (Ordinary/ Special)	To appoint a Director in place of Mr. Thomas Albanese (DIN: 06853915), who retires by rotation and, being eligible, offers himself for re-appointment. - Ordinary Business

Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1764393780	1764321120	99.9959	1764321120	0	100.00	0.0000
	Poll		0	0.0000	00	0	0.00	0.0000
	Postal Ballot (if applicable)		0	0.0000	00	0	0.00	0.0000

	Total		1764321120	99.9959	1764321120	0	100.00	0

Public- Institutions	E-Voting	1155282432	918142868	79.4735	908279060	9863808	98.9257	1.0743
	Poll		0	0.0000	00	0	0.0000	0.0000
	Postal Ballot (if applicable)		0	0.0000	00	0	0.0000	0.0000

	Total		918142868	79.4735	908279060	9863808	98.9257	1.0743

Public- Non Institutions	E-Voting	797518027	169407998	21.2419	169405512	2486	99.9985	0.0015
	Poll		320530	0.0402	318926	1604	99.4996	0.5004
	Postal Ballot (if applicable)		0	0.0000	00	0	0.0000	0.0000

	Total		169728528	21.2821	169724438	4090	99.9976	0.0024

	Total	3717194239	2852192516	76.7297	2842324618	9867898	99.6540	0.3460

Resolution No.	4

Resolution required: (Ordinary/ Special)	To ratify the appointment of M/s S.R. Batliboi & Co., LLP, as Statutory Auditors and fix their remuneration – Ordinary Business

Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1764393780	1764321120	99.9959	1764321120	0	100.0000	0.0000
	Poll		0	0.0000	00	0	0.0000	0.0000
	Postal Ballot (if applicable)		0	0.0000	00	0	0.0000	0.0000

	Total		1764321120	99.9959	1764321120	0	100	0

Public- Institutions	E-Voting	1155282432	918142868	79.4735	884212883	33929985	96.3045	3.6955
	Poll		0	0.0000	00	0	0.0000	0.0000
	Postal Ballot (if applicable)		0	0.0000	00	0	0.0000	0.0000

	Total		918142868	79.4735	884212883	33929985	96.3045	3.6955

Public- Non Institutions	E-Voting	797518027	169407998	21.2419	169405434	2564	99.9985	0.0015
	Poll		320530	0.0402	320530	0	100.0000	0.0000
	Postal Ballot (if applicable)		0	0.0000	00	0	0.0000	0.0000

	Total		169728528	21.2821	169725964	2564	99.9985	0.0015

	Total	3717194239	2852192516	76.7297	2818259967	33932549	98.8103	1.1897

Resolution No.	5

Resolution required: (Ordinary/ Special)	To consider appointment of Mr. G.R. Arun Kumar as Whole Time Director, designated as Chief Financial Officer (CFO) of the Company for the period November 22, 2016 to November 21, 2019 – Special Business – Special Resolution

Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1764393780	1764321120	99.9959	1764321120	0	100.0000	0.0000
	Poll		0	0.0000	00	0	0.0000	0.0000
	Postal Ballot (if applicable)		0	0.0000	00	0	0.0000	0.0000

	Total		1764321120	99.9959	1764321120	0	100.0000	0

Public- Institutions	E-Voting	1155282432	918142868	79.4735	905205725	12937143	98.5909	1.4091
	Poll		0	0.0000	00	0	0.0000	0.0000
	Postal Ballot (if applicable)		0	0.0000	00	0	0.0000	0.0000

	Total		918142868	79.4735	905205725	12937143	98.5909	1.409055546

Public- Non Institutions	E-Voting	797518027	169407898	21.2419	169405729	2169	99.9987	0.0013
	Poll		320530	0.0402	320530	0	100.0000	0.0000
	Postal Ballot (if applicable)		0	0.0000	00	0	0.0000	0.0000

	Total		169728428	21.2821	169726259	2169	99.9987	0.0013

	Total	3717194239	2852192416	76.7297	2839253104	12939312	99.5463	0.4537

Resolution No.	6

Resolution required: (Ordinary/ Special)	To consider re-appointment of Mr. Thomas Albanese as Whole Time Director designated as Chief Executive Officer (CEO) of the Company for the period April 1, 2017 to August 31, 2017 – Special Business – Special Resolution

Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1764393780	1764321120	99.9959	1764321120	0	100.0000	0.0000
	Poll		0	0.0000	00	0	0.0000	0.0000
	Postal Ballot (if applicable)		0	0.0000	00	0	0.0000	0.0000

	Total		1764321120	99.9959	1764321120	0	100.0000	0.0000

Public- Institutions	E-Voting	1155282432	918142868	79.4735	911862297	6280571	99.3159	0.6841
	Poll		0	0.0000	00	0	0.0000	0.0000
	Postal Ballot (if applicable)		0	0.0000	00	0	0.0000	0.0000

	Total		918142868	79.4735	911862297	6280571	99.3159	0.6841

Public- Non Institutions	E-Voting	797518027	169407998	21.2419	169404055	3943	99.9977	0.0023
	Poll		320530	0.0402	320530	0	100.0000	0.0000
	Postal Ballot (if applicable)		0	0.0000	00	0	0.0000	0.0000

	Total		169728528	21.2821	169724585	3943	99.9977	0.0023

	Total	3717194239	2852192516	76.7297	2845908002	6284514	99.7797	0.2203

Resolution No.	7

Resolution required: (Ordinary/ Special)	Regularization of Mr. K. Venkataramanan (DIN: 00001647) as an Independent Director of the Company – Special Business – Ordinary Resolution

Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1764393780	1764321120	99.9959	1764321120	0	100.0000	0.0000
	Poll		0	0.0000	00	0	0.0000	0.0000
	Postal Ballot (if applicable)		0	0.0000	00	0	0.0000	0.0000

	Total		1764321120	99.9959	1764321120	0	100.0000	0.0000

Public- Institutions	E-Voting	1155282432	912986159	79.0271	912986159	0	100.0000	0.0000
	Poll		0	0.0000	00	0	0.0000	0.0000
	Postal Ballot (if applicable)		0	0.0000	00	0	0.0000	0.0000

	Total		912986159	79.0271	912986159	0	100.0000	0.0000

Public- Non Institutions	E-Voting	797518027	169407998	21.2419	169404455	3543	99.9979	0.0021
	Poll		320530	0.0402	320530	0	100.0000	0.0000
	Postal Ballot (if applicable)		0	0.0000	00	0	0.0000	0.0000

	Total		169728528	21.2821	169724985	3543	99.9979	0.0021

	Total	3717194239	2847035807	76.5910	2847032264	3543	99.9999	0.0001

Resolution No.	8

Resolution required: (Ordinary/ Special)	Regularization of Mr. Aman Mehta (DIN: 00009364) as an Independent Director of the Company – Special Business – Ordinary Resolution

Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1764393780	1764321120	99.9959	1764321120	0	100.0000	0.0000
	Poll		0	0.0000	00	0	0.0000	0.0000
	Postal Ballot (if applicable)		0	0.0000	00	0	0.0000	0.0000

	Total		1764321120	99.9959	1764321120	0	100.0000	0

Public- Institutions	E-Voting	1155282432	864979775	74.8717	637812485	227167290	73.7373	26.2627
	Poll		0	0.0000	00	0	0.0000	0.0000
	Postal Ballot (if applicable)		0	0.0000	00	0	0.0000	0.0000

	Total		864979775	74.8717	637812485	227167290	73.7373	26.2627

Public- Non Institutions	E-Voting	797518027	169403486	21.2413	169399764	3722	99.9978	0.0022
	Poll		320530	0.0402	320530	0	100.0000	0.0000
	Postal Ballot (if applicable)		0	0.0000	00	0	0.0000	0.0000

	Total		169724016	21.2815	169720294	3722	99.9978	0.0022

	Total	3717194239	2799024911	75.2994	2571853899	227171012	91.8839	8.1161

Resolution No.	9

Resolution required: (Ordinary/ Special)	To consider appointment of Ms. Priya Agarwal (DIN: 05162177) as a Non-Executive Director of the Company - Special Business – Ordinary Resolution

Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1764393780	1764321120	99.9959	1764321120	0	100.0000	0.0000
	Poll		0	0.0000	00	0	0.0000	0.0000
	Postal Ballot (if applicable)		0	0.0000	00	0	0.0000	0.0000

	Total		1764321120	99.9959	1764321120	0	100	0.0000

Public- Institutions	E-Voting	1155282432	865449775	74.9124	856627473	8822302	98.9806	1.0194
	Poll		0	0.0000	00	0	0.0000	0.0000
	Postal Ballot (if applicable)		0	0.0000	00	0	0.0000	0.0000

	Total		865449775	74.9124	856627473	8822302	98.98061075	1.0194

Public- Non Institutions	E-Voting	797518027	169407998	21.2419	169402656	5342	99.9968	0.0032
	Poll		320530	0.0402	320530	0	100.0000	0.0000
	Postal Ballot (if applicable)		0	0.0000	00	0	0.0000	0.0000

	Total		169728528	21.2821	169723186	5342	99.99685262	0.0031

	Total	3717194239	2799499423	75.3122	2790671779	8827644	99.6847	0.3153

Resolution No.	10

Resolution required: (Ordinary/ Special)	To ratify the remuneration of Cost Auditors for the financial year ending March 31, 2018 – Special Business - Ordinary Resolution

Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1764393780	1764321120	99.9959	1764321120	0	100.0000	0.0000
	Poll		0	0.0000	00	0	0.0000	0.0000
	Postal Ballot (if applicable)		0	0.0000	00	0	0.0000	0.0000

	Total		1764321120	99.99588187	1764321120	0	100	0

Public- Institutions	E-Voting	1155282432	918142868	79.4735	918142868	0	100.0000	0.0000
	Poll		0	0.0000	00	0	0.0000	0.0000
	Postal Ballot (if applicable)		0	0.0000	00	0	0.0000	0.0000

	Total		918142868	79.47345537	918142868	0	100	0

Public- Non Institutions	E-Voting	797518027	169407993	21.2419	169404971	3022	99.9982	0.0018
	Poll		320530	0.0402	320530	0	100.0000	0.0000
	Postal Ballot (if applicable)		0	0.0000	00	0	0.0000	0.0000

	Total		169728523	21.28209235	169725501	3022	99.99821951	0.0018

	Total	3717194239	2852192511	76.7297	2852189489	3022	99.9999	0.0001

Resolution No.	11

Resolution required: (Ordinary/ Special)	To approve offer or invitation to subscribe to Non-Convertible Debentures or other Debt Securities upto Rs. 20,000 crores on a Private Placement basis – Special Business – Special Resolution

Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1764393780	1764321120	99.9959	1764321120	0	100.0000	0.0000
	Poll		0	0.0000	00	0	0.0000	0.0000
	Postal Ballot (if applicable)		0	0.0000	00	0	0.0000	0.0000

	Total		1764321120	99.99588187	1764321120	0	100.0000	0.0000

Public- Institutions	E-Voting	1155282432	918142868	79.4735	918142868	0	100.0000	0.0000
	Poll		0	0.0000	00	0	0.0000	0.0000
	Postal Ballot (if applicable)		0	0.0000	00	0	0.0000	0.0000

	Total		918142868	79.47345537	918142868	0	100.0000	0.0000

Public- Non Institutions	E-Voting	797518027	169407185	21.2418	169403910	3275	99.9981	0.0019
	Poll		320530	0.0402	320451	79	99.9754	0.0246
	Postal Ballot (if applicable)		0	0.0000	00	0	0.0000	0.0000

	Total		169727715	21.28199103	169724361	3354	99.9980	0.0020

	Total	3717194239	2852191703	76.7297	2852188349	3354	99.9999	0.0001

Resolution No.	12

Resolution required: (Ordinary/ Special)	To waive the excess remuneration paid to Mr. Navin Agarwal, Whole Time Director (DIN 00006303) of t the Company for FY 2013-14 – Special Business – Special Resolution

Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	1764393780	1764321120	99.9959	1764321120	0	100.0000	0.0000
	Poll		0	0.0000	00	0	0.0000	0.0000
	Postal Ballot (if applicable)		0	0.0000	00	0	0.0000	0.0000

	Total		1764321120	99.99588187	1764321120	0	100.0000	0.0000

Public- Institutions	E-Voting	1155282432	839131221	72.6343	559407784	279723437	66.6651	33.3349
	Poll		0	0.0000	00	0	0.0000	0.0000
	Postal Ballot (if applicable)		0	0.0000	00	0	0.0000	0.0000

	Total		839131221	72.63429251	559407784	279723437	66.6651	33.3349

Public- Non Institutions	E-Voting	797518027	169405173	21.2415	169333269	71904	99.9576	0.0424
	Poll		320430	0.0402	320280	150	99.9532	0.0468
	Postal Ballot (if applicable)		0	0.0000	00	0	0.0000	0.0000

	Total		169725603	21.28174781	169653549	72054	99.9575	0.0425

	Total	3717194239	2773177944	74.6041	2493382453	279795491	89.9107	10.0893